# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pacira BioSciences, Inc., CIK 0001396814
CUSIP: 695127100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2000 Sierra Point Parkway, Suite 900, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 10/08/2026
Amends the filing with accession number 0001962221-25-000003
Filed by CIK 0001962221
Persons authorized to receive notices and communications: Pedro Escudero, 3350 Virginia Street, Suite 530, Miami, Florida (FL), 33133, (305) 549-5081

## Reporting persons
- Doma Perpetual Capital Management LLC (CIK 0001962221): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DOMA1 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DOMA Perpetual LO Equity Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DOMA Perpetual Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pedro Escudero: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The John Templeton Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Tennessee (TN); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DOMA2 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Pacira BioSciences, Inc.
Address of issuer's principal executive offices: 2000 Sierra Point Parkway, Suite 900, Brisbane, California (CA), 94005
Comment:
This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 8, 2025, as amended by Amendment No. 1 thereto filed on November 10, 2025, Amendment No. 2 filed on January 2, 2026, and Amendment No. 3 filed on March 12, 2026 (collectively, the "Schedule 13D"), relating to shares of Common Stock, par value $0.001 per share (the "Common Shares"), of Pacira BioSciences, Inc. (the "Issuer").

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety as follows:

"This Schedule 13D is being filed by (i) DOMA Perpetual Capital Management LLC, a Delaware limited liability company ("DOMA"), (ii) DOMA1 LLC, a Delaware limited liability company ("Doma 1"), (iii) DOMA Perpetual LO Equity Master Fund LP, a Cayman Islands exempted limited partnership ("Doma Master Fund"), (iv) Doma Perpetual Partners GP LLC, a Delaware limited liability company ("Doma GP"), (v) Pedro Escudero, a citizen of the United States ("Mr. Escudero"), (vi) The John Templeton Foundation, a foundation organized under the laws of Tennessee ("JTF"), and (vii) DOMA2 LLC, a Delaware limited liability company ("Doma 2", and together with JTF, Mr. Escudero, Doma GP, Doma Master Fund, Doma 1 and DOMA, the "Reporting Persons"). DOMA is the investment manager of Doma Master Fund and JTF. Doma 1 is the managing member of DOMA. Doma 2 is the managing member of Doma GP. Doma GP is the general partner of Doma Master Fund. JTF is a discretionary investment management client of DOMA. Mr. Escudero is the Chief Executive Officer and Chief Investment Officer of DOMA and sole manager of Doma 1 and Doma 2."
Residence or business address:
Item 2(b) is hereby amended and restated in its entirety as follows:

"The principal business address of each of DOMA, Doma 1, Doma 2, Doma GP, Doma Master Fund, and Mr. Escudero is 3350 Virginia Street, Suite 530, Miami, FL 33133. The principal business address of JTF is 300 Conshohocken State Road, Suite 500, West Conshohocken, PA 19428."
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety as follows:

"DOMA provides investment advisory and management services and acts as the investment manager of Doma Master Fund and JTF. Doma 1 is the managing member of DOMA. Doma 2 is the managing member of Doma GP. Doma GP is the general partner of Doma Master Fund. Doma Master Fund has been formed for the purpose of investing in securities and engaging in all related activities and transactions. JTF, via its wholly-owned investment holding company, Reliability LLC, invests in securities and engages in all related activities and transactions. Mr. Escudero is the Chief Executive Officer and Chief Investment Officer of DOMA and sole manager of Doma 1 and Doma 2."
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated in its entirety as follows:

"During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)."
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated in its entirety as follows:

"During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law."
Citizenship:
Item 2(f) is hereby amended and restated in its entirety as follows:

"The information in Item 2(a) above is incorporated herein by reference."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

"The percentages used in this Schedule 13D are calculated based on 39,861,886 outstanding Common Shares of the Issuer as of August 3, 2026, as provided on the cover page of the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 4, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

"(b) Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto."
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

"Other than as set forth on Annex A, which is incorporated herein by reference to Exhibit 99.2 hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

"On October 8, 2026, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and restated in its entirety as follows:

"Exhibit 99.1 Joint Filing Agreement (filed herewith)
Exhibit 99.2 Annex A - Recent Transactions by the Reporting Persons in the Securities of the Issuer (filed herewith)."

## Signatures
- Doma Perpetual Capital Management LLC: /s/ Pedro Escudero, Pedro Escudero/Chief Executive Officer and Chief Investment Officer (10/13/2026)
- DOMA1 LLC: /s/ Pedro Escudero, Pedro Escudero/Manager (10/13/2026)
- DOMA Perpetual LO Equity Master Fund LP: DOMA Perpetual Partners GP LLC, General Partner (10/13/2026)
- DOMA Perpetual LO Equity Master Fund LP: /s/ Pedro Escudero, Pedro Escudero/Manager (10/13/2026)
- DOMA Perpetual Partners GP LLC: /s/ Pedro Escudero, Pedro Escudero/Manager (10/13/2026)
- Pedro Escudero: /s/ Pedro Escudero, Authorized Signatory (10/13/2026)
- The John Templeton Foundation: /s/ Pedro Escudero, Authorized Signatory (10/13/2026)
- DOMA2 LLC: /s/ Pedro Escudero, Pedro Escudero/Manager (10/13/2026)